Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF No. 16.404.287/0001-55

NIRE 29.3.0001633-1

São Paulo, November 16th, 2020 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ) informs its shareholders and the market in general that on this date the offering of bonds by its wholly-owned subsidiary Suzano Austria GmbH (“Suzano Austria”) was launched and priced, with the issuance of debt instruments on the context of the "3.750% Senior Notes due 2031”, in the principal amount of five hundred million US Dollars (US$500,000,000.00) with yield of 3.100% per annum, and coupon of 3.750% per annum, to be paid semiannually, beginning on January 15, 2021, and maturing on January 15, 2031 (“Notes”). The settlement of the abovementioned operation is expected to be on November 19th, 2020.

The Notes have environmental performance indicator (KPI) associated with a goal of reducing carbon emissions by the Company by 2025, evidencing Suzano’s commitment as part of the solution to the global climate crisis and in convergence to the implementation of its 2030 Long Term Goal of emissions reduction published this year. Thus, the new debt securities are characterized as sustainability-linked bonds, according to the principles promulgated by the International Capital Markets Association. Additional information about the scope of sustainability associated to the new Notes can be found on the document Sustainability-Linked Securities Framework available on Suzano’s website for Investors Relationship. It is important to highlight that Suzano obtained, voluntarily, an independent party evaluation about the Notes made by ISS-ESG (Second Party Opinion).

The Notes are senior obligations and are fully guaranteed by the Company. The proceeds obtained with this offering will be used for repayment of debts and rebuild the cash position over debts maturing during the next periods as determined by the Company’s debt management strategy.

Suzano and Suzano Austria filed a registration statement (including prospectus) with the U.S. Securities and Exchange Commission (SEC) on this offering. Before investing, the Company advises that the preliminary supplemental prospectus, Form 6-K and other documents that Suzano and Suzano Austria have filed with the SEC for complete information on the offering companies and the offering be read. Such documents can be obtained free of charge by accessing EDGAR on the SEC’s website, www.sec.gov.

The Notes were not and will not be registered at the Securities and Exchange Commission of Brazil. The Notes may not be offered or sold in Brazil, except under circumstances that do not constitute a public offering or an unauthorized distribution under Brazilian law and regulations.

This notice is for informational purposes and is not an offer to sell Notes, nor is it a solicitation of an offer to purchase Notes, and there should be no sale of these Notes in any state or jurisdiction in which this offer is prohibited, in accordance with the securities laws of the respective state or jurisdiction in which the performance or approval thereof would not be in compliance with securities laws, “blue sky” legislation or other laws of that country.

The operations mentioned in this document are inserted in the Company’s liability management strategy. Lastly, Suzano reiterates its commitment with transparency with its investors.

São Paulo, November 16th, 2020.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer